July 1, 2019

James B. Frakes
Chief Financial Officer
Aethlon Medical, Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, California 92123

       Re: Aethlon Medical, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed June 18, 2019
           File No. 333-231397

Dear Mr. Frakes:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-3 Filed June 18, 2019

Exhibits

1. We note your response to prior comment 4. It appears from the second paragraph on page
       2 of exhibit 5.2 that the opinion from counsel has assumed a separate opinion of
       Brownstein Hyatt Farber Schrech, LLP has been delivered to you regarding certain matters. However, it does not appear that the opinion of this firm filed as exhibit
       5.1 addressed such matters. Please advise or have counsel provide a revised opinion as exhibit 5.1.
 James B. Frakes
Aethlon Medical, Inc.
July 1, 2019
Page 2


      Please contact Thomas Jones at 202-551-3602 or Heather Percival, Senior Attorney, at
202-551-3498 with any other questions.



                                                         Sincerely,
FirstName LastNameJames B. Frakes
                                                         Division of
Corporation Finance
Comapany NameAethlon Medical, Inc.
                                                         Office of Electronics
and Machinery
July 1, 2019 Page 2
cc:       Julie Robinson, Esq.
FirstName LastName